Exhibit 99.1

Court Significantly Reduces Scope of Class Action

MONCTON, New Brunswick--(BUSINESS WIRE)--April 30, 2020--The Nova Scotia Court of Appeal has partially overturned the certification of a class action (the “Class Action”) against Organigram Inc. (the "Company" or "Organigram") and its parent company Organigram Holdings Inc. (NASDAQ: OGI) (TSX: OGI), a leading licensed producer of cannabis in Canada, on April 30, 2020 thereby significantly reducing the scope of the claim against the Company.

The Nova Scotia Court of Appeal ruled that the Plaintiff failed to present any evidence that the cannabis purchased by medical customers in 2016 could cause any particular adverse health effects. As a result, class members cannot bring claims for damages for adverse health effects in the class proceeding.

An individual filed the Class Action in the Supreme Court of Nova Scotia on behalf of class members who purchased medical cannabis that the Company voluntarily recalled in December 2016 and January 2017.

The Class Action will continue on the limited grounds of the claimed reimbursement of funds paid for the cannabis purchased by customers in 2016. Organigram will continue to defend what remains of the Class Action as it has already voluntarily reimbursed many of its customers for this recall via a comprehensive credit and refund program. Organigram previously reported the Class Action to its insurance provider which appointed counsel to defend the Class Action. Insurance may be available to cover all or a portion of the fees or damages which may be associated with the Class Action although the Company’s coverage may be subject to varying limits or exclusions. While the ultimate outcome of any Court process is difficult to ascertain, Organigram management does not anticipate that what remains of the class action (including the resolution thereof) will affect its business or operations in any material way.

About Organigram Holdings Inc.

Organigram Holdings Inc. is a NASDAQ Global Select and TSX listed company whose wholly owned subsidiary, Organigram Inc., is a licensed producer of cannabis and cannabis-derived products in Canada.

Organigram is focused on producing high-quality, indoor-grown cannabis for patients and adult recreational consumers in Canada, as well as developing international business partnerships to extend the Company's global footprint. Organigram has also developed a portfolio of legal adult use recreational cannabis brands including The Edison Cannabis Company, Ankr Organics and Trailblazer. Organigram's primary facility is located in Moncton, New Brunswick and the Company is regulated by the Cannabis Act and the Cannabis Regulations (Canada).

This news release contains forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “estimates”, “intends”, “anticipates”, “believes” or variations of such words and phrases or state that certain actions, events, or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual results, events, performance or achievements of Organigram to differ materially from current expectations or future results, performance or achievements expressed or implied by the forward-looking information contained in this news release. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information including risks as disclosed in the Company’s most recent annual information form, management’s discussion and analysis and other Company documents filed from time to time on SEDAR (see www.sedar.com) and filed or furnished to the Securities and Exchange Commission on EDGAR (see www.sec.gov). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Although the Company believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information included in this news release are made as of the date of this news release and the Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

Contacts

For Investor Relations enquiries, please contact:
Amy Schwalm
Vice President, Investor Relations
Amy.Schwalm@organigram.ca
(416) 704-9057

For Media enquiries, please contact:
Ray Gracewood
Senior Vice President, Marketing and Communications
ray.gracewood@organigram.ca
(506) 645-1653